BANKUNITED FINANCIAL CORPORATION

255 Alhambra Circle • Coral Gables, Florida 33134

Telephone: (305) 569-2000

February 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-0408

Attention: Mr. Paul Cline

RE:	BankUnited Financial Corporation
Form 10-K for the fiscal year ended September 30, 2006
File No. 001-13921

Dear Mr. Cline:

BankUnited Financial Corporation has filed today via EDGAR its responses to the comments of the Staff contained in a letter, dated January 24, 2007, relating to the above-referenced filing.

Set forth below are the comments contained in the Staff’s letter followed by the response from the company.

Form 10-K for the Fiscal Year Ended September 30, 2006

Note 10- Accounting for derivatives and hedging activities, page 97

1.	You disclose that on page 98 that upon review of your application of the short cut method you concluded that three hedge transactions did not meet the requirements set forth and hedge accounting was precluded for those items in the periods previously applied. Please tell us:

•	Why the three hedge transactions did not meet the requirements for hedge accounting and the remaining four hedges did;

•	The nature and terms of the four hedge transactions that qualify for hedge accounting

•	The nature and terms of the derivative instruments

•	The specific documented risk being hedged and the purpose for hedging

•	The method used to assess effectiveness for the remaining four hedge transactions; and

•	If you use the short-cut method to assess effectiveness, how you determined the transaction met the criteria of paragraph 68 of SFAS 133.

Why the three hedge transactions did not meet the requirements for hedge accounting and the remaining four hedge transactions did

Prior to the period ending March 31, 2006 BankUnited entered into interest rate swaps to hedge its debt obligations arising through the issuance of trust preferred securities, analyzed the terms of the transactions at inception and concluded that the provisions of the debt mirrored those of the hedged items and qualified for the “shortcut method” of hedge accounting under SFAS 133 paragraph 68 as either cash flow or fair value hedges.

During the reporting period that ended March 31, 2006, BankUnited became aware that an SEC staff position publicized in December 2005 advised that Statement 133 intentionally limits its application only to hedging relationships that meet each and every applicable condition in paragraph 68 in a strict fashion. A review of the terms of the hedged instruments indicated a interest payment deferral possibility not mirrored in the interest rate swap contract. We concluded that, although that possibility was remote, it did not allow BankUnited to utilize the shortcut method as previously thought. Based on that conclusion, an analysis was performed to assess the impact to the financial statements with the effect noted as indicated on page 98 of the Form 10-K report, recognized in the period ended March 31, 2006 and disclosed in the Form 10-Q report for the quarter ended March 31, 2006.

The three transactions referenced as not meeting the requirements for hedge accounting at March 31, 2006 and for previous periods were the only interest rate swaps that BankUnited had at the time. However, at that date, BankUnited also had two other derivative contracts consisting of interest rate caps associated with other debt issuances.

The reference to the four hedge transactions in the footnote to Note 9 of the financial statements reported on Form 10-K reflects the outstanding derivative hedge contracts at September 30, 2006. These contracts included the two interest rate caps as well as two interest rate swaps for which a hedging relationship was established in the quarter ended June 30, 2006 as cash flow hedges, as further described below, without reliance on the shortcut method provided by paragraph 68 of SFAS 133.

The nature and terms of the four hedge transactions that qualify for hedge accounting

Hedged item-variable pay	Notional amount	Call date	Index	Spread

1. Subordinated debentures	$15,000,000	04/24/2008	3 mo LIBOR	3.25%

2. Subordinated debentures	$25,000,000	09/26/2007	3 mo LIBOR	3.40%

3. Subordinated debentures	$20,000,000	12/18/2006	3 mo LIBOR	3.60%

4. Subordinated debentures	$25,000,000	03/26/2007	3 mo LIBOR	3.60%

The nature and terms of the derivative instruments

Type of contract	Notional amount	Expiration date	Index	Rate	Pay	Receive

1. Interest rate caplets	$15,000,000	04/24/2008	3 mo LIBOR	3.50% cap		var over cap

2. Interest rate caplets	$25,000,000	09/26/2007	3 mo LIBOR	3.25% cap		var over cap

3. Interest rate swap	$20,000,000	12/18/2006	3 mo LIBOR	3.60% spread	Fixed	variable

4. Interest rate swap	$25,000,000	03/26/2007	3 mo LIBOR	3.60% spread	Fixed	variable

Reset dates and payment dates on contracts match those on the hedged items.

The specific documented risk being hedged and the purpose for hedging

Contracts 1 and 2: The risk being hedged is the risk of rising interest payments due to changes in the LIBOR rate that would bring the variable rate above the cap amount. The purpose of the hedge is to eliminate variability of interest payments above the cap rate through the call date of the debt.

Contracts 3 and 4: The risk being hedged is the risk of rising interest payments due to changes in the LIBOR rate swapped for a fixed rate payment. The purpose of the hedge is to fix the cost of the debt through the call date of the debt.

The method used to assess effectiveness for the remaining four hedge transactions

Contracts 1 and 2 are purchased caps in the form of caplets that meet the requirements under DIG-G20 for determining effectiveness under paragraph 28(b) under the terminal value of each caplet.

Contracts 3 and 4 are interest rate swaps used in a cash flow hedge of variable rate debt. Effectiveness at inception is determined through historical cash flow comparison of variable rate debt payment and variable payment received under the interest rate swap contract. Ineffectiveness is measured using the change in variable cash flow method as provided for in DIG-G7 applying paragraph 30(b)(2) of SFAS 133.

If you use the short-cut method to assess effectiveness, how you determined the transaction met the criteria of paragraph 68 of SFAS 133

BankUnited has not relied on the shortcut method on any hedge relationship since the correction made during the period ended March 31, 2006 and was not relying on paragraph 68 of SFAS 133 in assessing hedge effectiveness at September 30, 2006.

In connection with this response, BankUnited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call us if you have any questions regarding this response.

Sincerely,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and
Chief Financial Officer